UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

AMMO, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00175J107

(CUSIP Number)

Steven F. Urvan

7491 N Federal Highway

STE C5 PMB 379

Boca Raton, FL 33487

(480) 947-0001

Steve Wolosky, Esq.

Meagan Reda, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00175J107

1	NAME OF REPORTING PERSON

Steven F. Urvan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,050,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,050,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,050,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.14% (2)
14	TYPE OF REPORTING PERSON

IN

1.	Consists of 20,050,000 shares of common stock of the Issuer held directly by Mr. Urvan.
2.	Percentage of class based on 116,961,005 total outstanding shares of common stock of the Issuer as reported in the Issuer’s Form 10-Q filed on August 15, 2022.
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CUSIP No. 00175J107

1	NAME OF REPORTING PERSON

Susan T. Lokey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)
14	TYPE OF REPORTING PERSON

IN

1.	Consists of 40,000 shares of common stock of the Issuer held directly by Ms. Lokey.
2.	Percentage of class based on 116,961,005 total outstanding shares of common stock of the Issuer as reported in the Issuer’s Form 10-Q filed on August 15, 2022.
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CUSIP No. 00175J107

This Amendment No. 3 amends and supplements the Schedule 13D filed by Steven F. Urvan on May 10, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on November 30, 2021 (“Amendment No. 1”) and Amendment No. 2 filed on August 29, 2022 (“Amendment No. 2,” and together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 2 Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement defined and described in Item 4 below, Susan T. Lokey is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 3. Mr. Urvan will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

Mr. Urvan acquired 20,000,000 shares of Common Stock pursuant to an Agreement and Plan of Merger, dated as of April 30, 2021 (the “Merger Agreement”), by and among Mr. Urvan, Gemini Direct Investments, LLC (“Gemini”), the Issuer and SpeedLight Group I, LLC (“SpeedLight”), whereby SpeedLight merged (the “Merger”) with and into Gemini, with SpeedLight surviving the merger as a wholly owned subsidiary of the Issuer. Pursuant to the Merger Agreement, the Issuer acquired from Mr. Urvan 100% of the equity of Gemini which owns 100% of the Gunrboker.com business (the “Acquisition”).

As consideration for the Acquisition, on April 30, 2021, (i) the Issuer assumed an aggregate amount of indebtedness of Gemini and its subsidiaries equal to $50,000,000; and, (ii) the issued and outstanding membership interests in Gemini, held by Mr. Urvan, automatically converted into the right to receive (A) $50,000,000, and (B) 20,000,000 shares of Common Stock of the Issuer, $0.001 par value per share (the “Stock Consideration”). The Stock Consideration consisted of: (a) 14,500,000 shares issued without being held in escrow or requiring prior stockholder approval (the “Initial Shares”); (b) 4,000,000 shares issued subject to a Pledge and Escrow Agreement (the “Pledged Securities”); and (c) 1,500,000 shares whose issuance was contingent upon stockholder approval for the issuance (the “Additional Securities”). The issuance of the Additional Securities was approved at the Issuer’s 2021 Annual Meeting of Shareholders and were issued on November 9, 2021 in accordance with the terms of the Merger Agreement.

Further, the Issuer has granted Mr. Urvan an aggregate of 50,000 shares of restricted Common Stock as compensation for Mr. Urvan’s service as a member of the Board of Directors of the Issuer (the “Board”).

Ms. Lokey received 40,000 shares of Common Stock from the Issuer.

Item 4 Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 3, 2022, the Reporting Persons entered into a Settlement Agreement (the “Settlement Agreement”) with the Issuer. The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

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CUSIP No. 00175J107

Pursuant to the terms of the Settlement Agreement, the Issuer agreed to immediately increase the size of the Board from seven (7) to nine (9) directors and appoint Wayne Walker and Christos Tsentas (the “New Directors” and, together with Mr. Urvan, the “Urvan Group Directors”) to the Board. The Issuer also agreed to, among other things, (i) include the Urvan Group Directors in its director slate for the 2022 annual meeting of stockholders (the “2022 Annual Meeting”) and for any subsequent annual meeting of stockholders of the Issuer occurring prior to the Termination Date (as defined below), and recommend the election of the Urvan Group Directors to the stockholders of the Issuer and solicit proxies for the election of the Urvan Group Directors at the 2022 Annual Meeting and for any subsequent annual meeting of stockholders of the Issuer occurring prior to the Termination Date, (ii) not increase the size of the Board above nine (9) directors unless such increase has been approved by at least seven (7) directors prior to the Termination Date, (iii) convene the 2022 Annual Meeting no later than December 15, 2022, and (iv) appoint each New Director to at least one (1) standing committee of the Board.

In addition, the Issuer agreed to immediately form, and publicly announce the formation of, a new committee of the Board, consisting of one of the New Directors (to be chosen by the Urvan Group), Mr. Urvan and two directors who are not Urvan Group Directors or the CEO, which would be charged with planning the succession for the CEO of the Issuer with the assistance of a nationally recognized search firm (the “CEO Succession Committee”). The CEO Succession Committee would be chaired by a director who is not an Urvan Group Director. Upon the CEO Succession Committee’s selection of a new CEO candidate, and subject to the Board’s fiduciary duties under applicable law, the Board will promptly appoint such individual as the new CEO and one incumbent director who is not an Urvan Group Director shall resign from the Board to create a vacancy for the new CEO’s appointment to the Board as a director.

Pursuant to the Settlement Agreement, the Issuer will also suspend the previously announced separation of the Issuer into Action Outdoor Sports, Inc. and Outdoor Online, Inc., pending the further evaluation of strategic options by the Board.

The Settlement Agreement also provides that until the Termination Date and as long as Mr. Urvan’s net long position remains at or above the lesser of 10% of the outstanding shares of Common Stock and 11,729,976 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations, and recapitalizations) (the “Ownership Minimum Requirement”), in the event any Urvan Group Director is no longer able to serve as a director of the Issuer for any reason, Mr. Urvan shall be entitled to designate a candidate for replacement for such Urvan Group Director, subject to the prompt approval of the Board (which approval shall not be unreasonably withheld). In addition, Mr. Urvan agreed to deliver to the Company an executed irrevocable resignation letter, which provides that Mr. Urvan will tender his resignation as a director if Mr. Urvan’s and his affiliates’ aggregate net long position falls below the Ownership Minimum Requirement.

Pursuant to the terms of the Settlement Agreement, the Reporting Persons agreed to withdraw their notice of stockholder nomination of seven (7) director candidates, and demand to inspect books and records, pursuant to Section 220 of the General Corporation Law of the State of Delaware. Further, the Reporting Persons agreed, among other things, that until the Termination Date, the Reporting Persons will vote all shares of Common Stock beneficially owned by them and over which they have direct or indirect voting power in accordance with the Board’s recommendations, as such recommendations of the Board are set forth in the applicable definitive proxy statement filed in respect thereof with respect to (a) the election, removal and/or replacement of directors (a “Director Proposal”) and (b) any other proposal submitted to stockholders; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than a Director Proposal), the Reporting Persons shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation; provided, further that the Reporting Persons shall be permitted to vote in their sole discretion with respect to any extraordinary transaction.

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CUSIP No. 00175J107

Pursuant to the terms of the Settlement Agreement, the Reporting Persons will be subject to customary standstill restrictions, including, among others, with respect to acquiring beneficial ownership of more than 18.5% of the shares of Common Stock in the aggregate (subject to adjustment for stock splits, reclassifications, combinations, and recapitalizations), proxy solicitations and related matters, extraordinary transactions and other changes, each of the foregoing subject to certain exceptions.

The Issuer and the Reporting Persons also made certain customary representations, agreed to mutual non-disparagement provisions and agreed to issue a press release announcing certain terms of the Settlement Agreement.

Pursuant to the Settlement Agreement, Mr. Urvan and Ms. Lokey have delivered letters of resignation from their respective positions of employment with the Issuer to be effective upon the later of (i) the conclusion of the 2022 Annual Meeting and (ii) December 31, 2022. The Issuer agreed to disclose in a press release the end of the investigation into Ms. Lokey and Mr. Urvan previously announced on September 6, 2022. Although the Reporting Persons have determined to resign from their positions as employees of the Issuer, they believe they conducted themselves with integrity, dedication and the highest standards of care and intend to do the same with respect to any future endeavors. Mr. Urvan will remain on the Board.

The Settlement Agreement terminates upon the earlier of (i) the date that is thirty (30) days prior to the earlier of (A) the deadline set forth in the notice requirements of Federal “Universal Proxy Rules” promulgated under Rule 14a-19(a) and Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended (the “UPR Deadline”) relating to the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) and (B) any deadline that may be set forth in the Issuer’s Amended and Restated Certificate of Incorporation or Bylaws following the execution of the Settlement Agreement relating to the nomination of director candidates for election to the Board at the 2023 Annual Meeting, and (ii) ninety (90) calendar days prior to the first anniversary of the 2022 Annual Meeting (such date, the “Termination Date”). However, if the Issuer notifies Mr. Urvan in writing at least fifteen (15) days prior to such Termination Date that the Board irrevocably offers to re-nominate the Urvan Group Directors for election at the 2023 Annual Meeting and Mr. Urvan accepts such offer within fifteen (15) days of receipt of such notice, the Termination Date will be automatically extended until the earlier of (i) 30 days prior to the earlier of (A) the UPR Deadline relating to the Company’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”) and (B) any deadline that may be set forth in the Issuer’s Certificate of Incorporation or the Bylaws following execution of the Settlement Agreement relating to the nomination of director candidates for election to the Board at the 2024 Annual Meeting, and (ii) 90 days prior to the first anniversary of the 2023 Annual Meeting. Notwithstanding the foregoing, the “Termination Date” shall not occur prior to 20 days after Mr. Urvan’s departure from the Board.

Item 5 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of the date hereof, Mr. Urvan beneficially owns 20,050,000 shares of Common Stock of the Issuer, representing approximately 17.14% of the total issued and outstanding shares of the Issuer’s Common Stock.

As of the date hereof, Ms. Lokey beneficially owns 40,000 shares of Common Stock of the Issuer, representing less than 1% of the total issued and outstanding shares of the Issuer’s Common Stock.

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CUSIP No. 00175J107

(b) Mr. Urvan holds sole voting and dispositive power over the Initial Shares and the Additional Securities. Pursuant to the Pledge and Escrow Agreement and the Company Lock-Up Agreement, each as defined and described in Item 6 of the Schedule 13D, Mr. Urvan has sole voting rights with respect to the Pledged Securities but may not sell or transfer the Pledged Securities without the consent of the Issuer, until such restrictions are removed pursuant to the terms of the Pledge and Escrow Agreement and the Lock-Up Agreement.

Ms. Lokey holds sole voting and dispositive power over the shares of Common Stock of the Issuer directly held by her.

(c) Other than 10,000 restricted shares of Common Stock of the Issuer awarded to Mr. Urvan on October 17, 2022 as compensation for his service on the Board, there were no transactions by the Reporting Persons in the Issuer’s Common Stock during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Person for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Persons.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 3, 2022, the Reporting Persons and the Issuer entered into the Settlement Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto. In connection with the Settlement Agreement, Ms. Lokey has ceased to be a party to the Joint Filing Agreement, as previously defined and described in Item 6.

Item 7 Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit Number	Description

99.1	Settlement Agreement, dated November 3, 2022.

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CUSIP No. 00175J107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2022

/s/ Steven F. Urvan
Steven F. Urvan

/s/ Susan T. Lokey
Susan T. Lokey

8